Textmunication Holdings, Inc.

1940 Contra Costa Blvd.

Pleasant Hill, CA 94523

June 26, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Matthew Crispino

Re:	Textmunication Holdings, Inc.

Registration Statement on Form S-1

Filed on June 2, 2015

File No. 333-204641

Dear Mr. Crispino:

I write on behalf of Textmunication Holdings, Inc., (the “Company”) in response to Staff’s letter of June 22, 2015, by Matthew Crispino, Attorney-Advisor, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 2, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. We note the registration statement on Form S-1 (File No. 333-196598), which registered the sale of up to 10,000,000 units, composed of one share of common stock and a warrant to purchase one share of common stock, and the sale of up to 22,349,305 shares by selling securityholders. Please revise to disclose this and any other concurrent offerings.

In response to this comment, the Company revised the registration statement to disclose all concurrent offerings.

2. Section 2.2(c) of the Equity Purchase Agreement provides that in the occurrence of a Low Bid Price, the parties shall have no right to sell and shall be under no obligation to purchase one tenth of the Investment Amount specified in the Put Notice. Please tell us whether the investor can choose to purchase the shares it is no longer obligated to buy.

In response to this comment, the investor may not choose to purchase the shares it is not obligated to buy in a low bid price. The Company revised the registration statement to clarify this.

Risk Factors

Risks Related to this Offering

“Drawdowns under the Equity Purchase Agreement may cause dilution to existing shareholders,” page 9

3. Please revise to disclose the percentage of outstanding shares of common stock that the four million shares you have registered represent. Also include a statement that, even though Tarpon Bay Partners LLC (“Tarpon”) may not purchase shares amounting to more than 9.99% of the outstanding shares, this restriction does not prevent Tarpon from selling some of its holdings and then receiving additional shares. In this way, Tarpon could sell more than the 9.99% limit while never holding more than the limit.

In response to this comment, the Company disclosed the percentage of outstanding shares that 4 million shares represents. The Company also included the requested statement.

Dilution, page 11

4. Please revise to provide a table that shows the number of shares that could be issued based upon a reasonable range of market prices assuming that the company put the full $5 million and without regard to any limitations. The range should include market prices 25%, 50% and 75% below the most recent actual price. Also revise your risk factor disclosure, as appropriate.

In response to this comment, the Company updated the Dilution table and risk factor as requested.

Report of Independent Registered Public Accounting Firm, page F-12

5. We note that you have included an audit report from both RBSM, LLP and L. L. Bradford & Company, LLC related to the financial statements for the year ended December 31, 2013. Please tell us why the financial statements for the year ended December 31, 2013 was audited by both audit firms.

In response to this comment, the audit report for RBSM incorrectly stated 2013 and a revised audit report has been included in the amended registration statement.

Item 16. Exhibits, page 42

Exhibit 23.1

6. Exhibit 23.1 refers to an audit report dated May 15, 2014. The report included in the registration statement is dated May 9, 2014. Please revise to reconcile this difference.

In response to this comment, the Company included new consents.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Wais Asefi
Wais Asefi

Enclosure (Acknowledgment by the Company)

Textmunication Holdings, Inc.

1940 Contra Costa Blvd.

Pleasant Hill, CA 94523

Via EDGAR

June 26, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Crispino, Attorney-Advisor

Re:	Textmunication Holdings, Inc.
Registration Statement on Form S-1
Filed on June 2, 2015
File No. 333-204641

Dear Matthew Crispino:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated June 22, 2015 by Matthew Crispino, Attorney-Advisor of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Texmunication Holdings, Inc.

By:	/s/ Wais Asefi
Wais Asefi
Chief Executive Officer